Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Cartica Acquisition Corp. on Form S-1 of our report dated March 3, 2021, except Warrant Liability in Note 2 and Founder Shares in Note 5, as to which the date is June 2, 2021, and the second paragraph of Note 8, as to which the date is November 15, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Cartica Acquisition Corp. as of February 9, 2021 and for the period from February 3, 2021 (inception) through February 9, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

November 15, 2021